# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Local Bounti Corporation/DE, CIK 0001840780
CUSIP: 53960E106
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 490 Foley Lane, Hamilton, Montana (MT), 59840
Date of event which requires filing of this statement: 03/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001896477
Persons authorized to receive notices and communications: Rebecca E. Renzas, CHS Management Group, LLC, PO Box 2226, Palm Beach, Florida (FL), 33480, 561-532-4007

## Reporting persons
- Live Oak Ventures, LLC (CIK 0001896477): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 858,284; sole dispositive power 0; shared dispositive power 858,284; aggregate amount beneficially owned 858,284 (8.1% of the class)
  Comment: Row 13:
  
  Based on 10,633,947 shares of common stock ("Common Stock") of Local Bounti Corporation (the "Company") outstanding as of March 31, 2025, as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 31, 2025 (the "Annual Report").
- The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 282,112; sole dispositive power 0; shared dispositive power 282,112; aggregate amount beneficially owned 282,112 (2.7% of the class)
  Comment: Rows 8, 10:
  
  Includes 10,758 shares of Common Stock held by Olive Street Ventures, LLC ("Olive Street") of which The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (the "Trust") may be deemed to retain a beneficial interest. The Trust disclaims beneficial ownership over the 10,758 shares of Common Stock held by Olive Street.
  
  Row 13:
  
  Based on 10,633,947 shares of Common Stock outstanding as of March 31, 2025, as reported in the Annual Report.
- Charles R. Schwab (CIK 0000923738): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,841,119; sole dispositive power 0; shared dispositive power 2,841,119; aggregate amount beneficially owned 2,841,119 (26.7% of the class); the aggregate amount excludes certain shares
  Comment: Rows 8, 10:
  
  Includes: (i) 858,284 shares of Common Stock held by Live Oak Ventures, LLC ("Live Oak") of which Mr. Schwab is the manager and for which he has sole voting and dispositive power; (ii) 10,758 shares of Common Stock held by Olive Street, for which Mr. Schwab and his spouse Helen O. Schwab, as trustees of the Trust, may be deemed to share voting and dispositive power; (iii) 1,700,723 shares of Common Stock held by U.S. Bounti, LLC ("U.S. Bounti") of which Mr. Schwab is the manager and for which he has sole voting and dispositive power; (iv) 48,909 shares of Common Stock held by the Trust for which Mr. Schwab is acting as sole trustee; and (v) 222,445 shares of Common Stock held by the Trust, for which Mr. Schwab and his spouse Helen O. Schwab act as co-trustees. Mr. Schwab disclaims beneficial ownership over the 10,758 shares of Common Stock held by Olive Street.
  
  Row 11:
  
  Excludes 10,299,277 shares of Common Stock issuable upon conversion of the same number of shares of Series A Non-Voting Convertible Preferred Stock held by U.S. Bounti, the issuance of which is subject to shareholder approval. See Items 3 and 4.
  
  Row 13:
  
  Based on 10,633,947 shares of Common Stock outstanding as of March 31, 2025, as reported in the Annual Report.
- U.S. Bounti, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,700,723; sole dispositive power 0; shared dispositive power 1,700,723; aggregate amount beneficially owned 1,700,723 (16% of the class); the aggregate amount excludes certain shares
  Comment: Row 11:
  
  Excludes 10,299,277 shares of Common Stock issuable upon conversion of the same number of shares of Series A Non-Voting Convertible Preferred Stock, the issuance of which is subject to shareholder approval. See Items 3 and 4.
  
  Row 13:
  
  Based on 10,633,947 shares of Common Stock outstanding as of March 31, 2025, as reported in the Annual Report.
- Charles R. Schwab, Jr. (CIK 0001125972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 70,863; shared voting power 0; sole dispositive power 70,863; shared dispositive power 0; aggregate amount beneficially owned 70,863 (0.7% of the class); the aggregate amount excludes certain shares
  Comment: Row 11:
  
  Excludes 429,137 shares of Common Stock issuable upon conversion of the same number of shares of Series A Non-Voting Convertible Preferred Stock, the issuance of which is subject to shareholder approval. See Items 3 and 4.
  
  Row 13:
  
  Based on 10,633,947 shares of Common Stock outstanding as of March 31, 2025, as reported in the Annual Report.
- Michael Molnar (CIK 0002063127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 69,592; shared voting power 0; sole dispositive power 69,592; shared dispositive power 0; aggregate amount beneficially owned 69,592 (0.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Local Bounti Corporation/DE
Address of issuer's principal executive offices: 490 Foley Lane, Hamilton, Montana (MT), 59840

## Item 2. Identity and Background
Name of person filing:
1. Live Oak Ventures, LLC is a reporting person filing this statement. It is a Delaware limited liability company and its principal business address is P.O. Box 2226, Palm Beach, FL 33480. Its principal business is to serve as a private investment holding company. Charles R. Schwab is its manager and it is wholly owned by the Trust. Charles R. Schwab acts as sole trustee of the Trust with respect to this Trust's interests in Live Oak.

2. The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 is a reporting person filing this statement. Its principal business address is P.O. Box 2226, Palm Beach, FL 33480. It is a trust established for estate planning and investment holding purposes. Charles R. Schwab and his spouse, Helen O. Schwab, serve as co-trustees and Charles R. Schwab acts as the sole trustee with respect to certain property of the Trust.

3. Charles R. Schwab is a reporting person filing this statement.

4. U.S. Bounti, LLC is a reporting person filing this statement. It is a Delaware limited liability company and its principal business address is P.O. Box 2226, Palm Beach, FL 33480. Its principal business is to serve as a private investment holding company. Charles R. Schwab is its manager and it is wholly owned by the Trust.

5. Charles R. Schwab, Jr. is a reporting person filing this statement.

6. Michael Molnar is a reporting person filing this statement.
Residence or business address: With respect to the individuals identified by number (3, 5 and 6) in Item 2(a) above: P.O. Box 2226, Palm Beach, FL 33480
Present principal occupation or employment:
3. Co-Chairman, The Charles Schwab Corporation

3000 Schwab Way

Westlake, Texas 76262

5. Mr. Schwab Jr. is a private investor.

6. Mr. Molnar is a private investor.
Criminal convictions in the last five years: With respect to all persons identified in Item 2(a) above: None
Civil proceedings (securities laws) in the last five years: With respect to all persons identified in Item 2(a) above: None
Citizenship: With respect to the individuals identified by number (3, 5 and 6) in Item 2(a) above: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Securities Purchase Agreement

On March 31, 2025, the Company, U.S. Bounti and Mr. Schwab Jr. (U.S. Bounti and Mr. Schwab Jr., collectively, the "Investors") entered into a securities purchase agreement (the "Purchase Agreement") pursuant to which U.S. Bounti acquired 1,700,723 shares of Common Stock and 10,299,277 shares of Series A Non-Voting Convertible Preferred Stock ("Series A Preferred Stock") for an aggregate purchase price of $24,000,000 and Mr. Schwab Jr. acquired 70,863 shares of Common Stock and 429,137 shares of Series A Preferred Stock for an aggregate purchase price of $1,000,000 (collectively, the "PIPE Investment"). These purchases were funded using cash on hand.

The Investors will be subject to a 180-day lock-up period with respect to the shares of Common Stock and Series A Preferred Stock purchased in connection with the PIPE Investment.

The information set forth under Item 4 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth under Items 3 and 6 is incorporated by reference herein.

Series A Preferred Stock

On March 28, 2025, the Company filed a Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the "Series A Certificate of Designations") with the Secretary of State of the State of Delaware. The Series A Preferred Stock is non-voting (except as required by applicable law). Without the prior written consent of a majority of the outstanding shares of Series A Preferred Stock, however, the Company may not: (i) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Series A Certificate of Designations, (ii) amend the Company's certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series A Preferred Stock, (iii) increase the number of authorized shares of Series A Preferred Stock, or (iv) enter into any agreement with respect to any of the foregoing.

The Series A Preferred Stock has no liquidation preference and is redeemable at the option of the holder at the purchase price if not automatically converted within one year from the date of issuance. The holders of Series A Preferred Stock are entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of the Company's Common Stock or other securities.

Each share of Series A Preferred Stock will automatically convert to one share of Common Stock upon approval by the Company's stockholders (the "Required Stockholder Approval"), which the Company will seek at its upcoming 2025 Annual Meeting of Stockholders. Until the date that Required Stockholder Approval is obtained, the Series A Certificate of Designations limits the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock such that, when aggregated with the shares of Common Stock issued in connection with the PIPE Investment, such issuances shall not exceed 19.99% of the Company's issued and outstanding Common Stock, as required by the rules and regulations of the NYSE.

Investor Rights Agreement

In connection with the PIPE Investment, the Company entered into an investor rights agreement (the "Investor Rights Agreement") with the Investors. Under the terms of the Investor Rights Agreement, for so long as any one of U.S. Bounti, its affiliates or any Family or Estate-Planning Transferees (as defined in the Purchase Agreement) of U.S. Bounti (each a "U.S. Bounti Holder") own at least fifteen percent (15%) of the outstanding voting shares of the Company (including shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock), the U.S. Bounti Holder owning the largest amount of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock) will have the right to appoint two members to the Board (the "Initial U.S. Bounti Ownership Threshold") and for so long as a U.S. Bounti Holder owns at least five percent (5%) of the outstanding voting shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock) (the "U.S. Bounti Ownership Threshold"), the U.S. Bounti Holder owning the largest amount of Common Stock will have the right to appoint one member to the Board (the "U.S. Bounti Director"). The initial directors appointed to the Board by U.S. Bounti are Mr. Molnar and Mr. Schwab, Jr.

The Board and the Nominating and Corporate Governance Committee thereof have taken action such that the U.S. Bounti Directors will initially be appointed to the Board effective on March 31, 2025, to serve until at least the 2026 Annual Meeting of Stockholders or such individuals' earlier resignation, death or removal. U.S. Bounti or the applicable U.S. Bounti Holder thereof will be entitled at each annual meeting of the stockholders of the Company or at any special meeting called for the purpose of electing directors to elect the U.S. Bounti Directors. The U.S. Bounti Directors will be subject to the classified board of director provisions of the Company's Certificate of Incorporation, with the classification to be made based on the class which provides the U.S. Bounti Directors with the longest possible tenure subject to the provisions of the Company's Certificate of Incorporation. Each U.S. Bounti Director appointed or elected to the Board will continue to hold office until the annual meeting of the stockholders of the Company where such director's tenure ends pursuant to his or her classification and until his or her successor is elected and qualified in accordance with the Investor Rights Agreement and the Company's Bylaws. U.S. Bounti or the applicable U.S. Bounti Holder thereof will have the sole right to remove a U.S. Bounti Director, subject to the provisions of the Company's Certificate of Incorporation. Any vacancy created by the removal, resignation, death or otherwise of a U.S. Bounti Director will solely be filled by U.S. Bounti or the applicable U.S. Bounti Holder thereof.

Furthermore, for so long as any one of U.S. Bounti or a U.S. Bounti Holder thereof meets the U.S. Bounti Ownership Threshold, U.S. Bounti or the U.S. Bounti Holder owning the largest amount of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock) will have the right to appoint a person to attend all meetings of the Board and all committees of the Board as an observer (the "U.S. Bounti Board Observer"). A U.S. Bounti Board Observer will (i) be entitled to participate in the same fashion as if such individual was a director or committee member, without voting rights, in all Board and Board committee meetings, (ii) receive the same information as the other members of the Board and Board committees, including drafts and final versions of any written consent in lieu of a meeting (and receive such information at the same time), and (iii) be invited to Board and committee meetings at the same time as other directors. The U.S. Bounti Board Observer will not be entitled to any compensation. U.S. Bounti has appointed Mr. Schwab as the U.S. Bounti Board Observer, effective March 31, 2025.

Pursuant to the Investor Rights Agreement, the Company has agreed to file a shelf registration statement on Form S-3 (the "Resale Registration Statement") at its expense for the resale of the shares of Common Stock and the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock (collectively, the "Registrable Securities") no later than 90 days following the closing of the PIPE Investment transaction (the "Closing"). The Company has agreed to keep such Resale Registration Statement continuously effective under the Securities Act of 1933, as amended (the "Securities Act"), until the earlier to occur of (i) the date the Registrable Securities are freely resalable to the public under Rule 144 of the Securities Act without restriction, or (ii) two years after the Closing.

The Company has also given certain rights to certain of the Investors to require the Company to cooperate with an underwritten offering of their registered securities, and to "piggyback" on certain offerings by the Company. The Company also agreed, among other things, to indemnify the selling holders under the registration statements filed pursuant to the Investor Rights Agreement from certain liabilities and to pay all costs and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained or incorporated by reference in any registration statement filed pursuant to the Investor Rights Agreement.

Voting Support Agreement

In connection with and as inducement for the Investors to enter into the Securities Purchase Agreement, the Company entered into voting support agreements (each, a "Support Agreement") with certain stockholders, directors, officers and each of their affiliated entities to agree to vote their shares of the Company's Common Stock in favor of the Required Stockholder Approval.

The foregoing summary of the Purchase Agreement, Investor Rights Agreement and Support Agreement is qualified in its entirety by reference to the complete text of such agreements. Copies of each of these documents are filed as exhibits hereto and are incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons' ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed herein. Without limiting the foregoing, and subject to any applicable limitations described herein, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

In addition, the Reporting Persons have had and intend to continue having discussions, from time to time, with management and the board of directors of the Company, and may engage with other stockholders or securityholders of the Company and other relevant parties, or take other actions concerning, the Company's business, lines of business, operations, strategy, plans and prospects; any extraordinary corporate transactions (including, but not limited to, a merger, reorganization or liquidation); sales of a material amount of assets or divestitures; a change in the board of directors or management; a material change in the Company's capitalization, capital structure or dividend policies; other material changes in the Company's business, lines of business, or corporate structure; or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, and subject to Messrs. Molnar and Schwab Jr.'s duties and responsibilities as members of the Board, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons has had any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Items 3 and 4 is incorporated by reference herein.

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed with this statement on Schedule 13D as Exhibit 4, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons with respect to the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Securities Purchase Agreement, dated as of March 31, 2025, by and among Local Bounti Corporation and each of the investors party thereto (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on March 31, 2025).

Exhibit 2. Investor Rights Agreement, dated as of March 31, 2025, by and among Local Bounti Corporation and each of the investors party thereto (Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the SEC on March 31, 2025).

Exhibit 3. Form of Support Agreement, dated as of March 31, 2025, by and among Local Bounti Corporation and each stockholder party thereto (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the SEC on March 31, 2025).

Exhibit 4. Joint Filing Agreement, dated April 7, 2025, by and among the Reporting Persons (filed herewith).

## Signatures
- Live Oak Ventures, LLC: /s/ Charles R. Schwab, Charles R. Schwab, as the Manager of Live Oak Ventures, LLC (04/07/2025)
- The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985: /s/ Charles R. Schwab, Charles R. Schwab, as trustee (04/07/2025)
- Charles R. Schwab: /s/ Charles R. Schwab, Charles R. Schwab (04/07/2025)
- U.S. Bounti, LLC: /s/ Charles R. Schwab, Charles R. Schwab, as the Manager of U.S. Bounti, LLC (04/07/2025)
- Charles R. Schwab, Jr.: /s/ Charles R. Schwab, Jr., Charles R. Schwab, Jr. (04/07/2025)
- Michael Molnar: /s/ Michael Molnar, Michael Molnar (04/07/2025)